SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2016
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2016, incorporated by reference herein:
Exhibit
99.1 Release dated September 30, 2016, entitled “NOTICE OF ANNUAL GENERAL
MEETING AND NO CHANGE STATEMENT.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: September 30, 2016 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT
Notice is hereby given that DRDGOLD’s annual general meeting of shareholders will be held at the
Company’s registered office, off Crownwood Road, Crown Mines, 2092 on Friday, 25 November 2016 at
09:00am (South African time), to transact the business as stated in the notice of annual general meeting which will be distributed to shareholders, today, 30 September 2016.
The notice of annual general meeting also contains the summary of the group financial statements for the year ended 30 June 2016.
Shareholders are advised that the integrated report, including the annual financial statements for the year ended 30 June 2016, is available on the Company’s website at www.drdgold.com from today. The annual financial statements for the year ended 30 June 2016 contain no modifications to the reviewed results which were released on SENS on 30 August 2016.
Salient dates
2016
Record date to determine which shareholders are entitled to receive the notice of annual general meeting
Friday, 23 September
Last day to trade in order to be eligible to attend and vote at the annual general meeting
Tuesday, 15 November
Record date to determine which shareholders are entitled to attend and vote at the annual general meeting
Friday, 18 November
Forms of proxy for the annual general meeting for shareholders registered on the South African register to be lodged by 09:00 (South
African time)
Thursday, 24 November
Forms of proxy for the annual general meeting for shareholders holding shares in the form of American Depositary Receipts to be lodged by 02:00 (Eastern Standard Time)
Tuesday, 22 November
Forms of proxy for the annual general meeting for shareholders registered on the United Kingdom register to be lodged by no later than 09:00 (GMT)
Tuesday, 22 November
Crown Mines
30 September 2016
Sponsor
One Capital